[front cover black/grey swirl background]

ANUHCO, INC.

ANNUAL REPORT 1994



ANUHCO [in large print/copper metallic lettering]

LETTER TO SHAREHOLDERS: [white type on black/grey swirl strip]

What a remarkable year Anuhco had in 1994:

  . Revenues up 25% over 1993, to $96 million

  . Operating income up 109%, to $5.2 million

  . Income from continuing operations up 106%, to $5.5 Million

  . Other income, primarily from the collection of a judgment, of $54.8 million

  . Long term debt eliminated

  . Shareholders equity increased from $2.26 per share, to $10.25 per share.

Although we look forward to another solid year in 1995, the exceptional and extraordinary circumstances of 1994 are not likely to be repeated.

Crouse Cartage Company, our operating subsidiary, had an outstanding year. During the second quarter, the company reacted quickly and effectively to a nationwide strike against several competitors and the cessation of operations by one competitor. Crouse's ability to respond to greatly increased freight volumes is a credit to its management and employees. As a result, the company was able to maintain much of the new revenue through the balance of the year and the first quarter of 1995. (see First Quarter 1995 Report enclosed with this Annual Report.) A full year of strong economic conditions in its area of operations also aided an overall excellent performance. However, even if the economy remains strong, improvements over 1994 will be difficult for the balance of 1995. An April 1st contractual increase in labor costs and competitive market pressures pose challenges to continuing such year-to-year operating improvements.

Anuhco now has sufficient cash to more aggressively seek good acquisition candidates and to continue orderly expansion of Crouse Cartage. While there could be some income from discontinued operations, we have used our best efforts to estimate the remaining values in this area and recorded these estimates in the fourth quarter 1994. Anuhco's interest income will be much higher in 1995 and should more than offset our anticipated recognition of 1995 income tax expenses. In summary, we look forward to a challenging year and anticipate progress toward our goal of long term benefits to the shareholders.

/s/ John P. Bigger               /s/ Roy Laborde
John P. Bigger, President        Roy R. Laborde, Chairman
and Chief Executive Officer
April 3, 1995

THE CROUSE CARTAGE COMPANY [white type on black/grey swirl strip]

A Service Tradition.
Every blue and yellow Crouse Cartage Company truck displays the motto "Service is Our Salesman" - reflecting a long tradition of service excellence. A tradition that translates directly into customer satisfaction and corporate profitability.

"Our total quality journey began in 1941 and has always been customer focused." [in larger script type]

Crouse Cartage Company, the subsidiary of Anuhco, Inc., is a diversified motor freight transportation firm, headquartered in Carroll, Iowa. The company was founded in 1941, by Paul Crouse, to serve the shipping needs of customers in the Denison-Council Bluffs-Sioux City, Iowa region. From three trucks, three employees
- - and unlimited determination to deliver the best possible customer service along with the freight - the company's annual gross revenues now exceed $95 million.

Today, second and third generations of Crouse families and workers serve over 12,000 customers nationwide. A modern fuel-efficient trucking fleet and a strategic network of 53 terminals, support the intercity movement of nearly 878,000 tons of general commodities freight annually.

Crouse customers enjoy overnight service on ninety percent of less-than-truckload (LTL) shipments in 10 Midwestern states. (LTL's are freight from more than one business that are combined to fill a trailer). Longer-haul service is also available to destinations throughout the 48-contiguous states. The fleet includes 350 maximum cube trailers, 300 temperature-controlled trailers, 80 flatbeds and 300 vans.

Customers Come First.
Crouse customers expect their freight to be delivered on-time, in top condition and at a reasonable cost. The primary task of every Crouse employee is to not only meet, but to exceed these client expectations. In 1994, Crouse achieved 93 percent on-time deliveries, compared to 92 percent the previous year. This continuous improvement is just one reason why customers have come to depend on Crouse for their shipping needs.

The company also enjoys a much lower damaged goods rate than the average trucking company. The overall industry average for damaged freight is 1.2 percent, while Crouse has held their damage rate to one-half of one percent. Crouse drivers and freight handlers have earned one of the best safety records in the business. This is due in large part to the company's relentless dedication to employee safety and accident prevention.

Teamwork Proves Its Worth.
Teamwork is another strong Crouse tradition that demonstrated its full potential in 1994. During the second quarter two critical events occurred. First, the 4-week Teamsters Union strike on selected national carriers and second, the closing of a competitive
regional truck line.   Crouse management and employees teamed up to
secure and handle a 30 percent surge in business while continuing to protect the existing customer base. Company executives were on the dock and behind the wheel making deliveries whenever needed. Employees voluntarily delayed vacations to get the job done for the customers and the company.

"Teamwork is another strong Crouse tradition"....[in larger script type]

As a result of all the extra effort, Crouse was able to continue serving the needs of its valued long-time customers while building successful relationships with the influx of new customers.

Quality Doesn't Cost.  It Pays.
At Crouse, the total quality journey began in 1941 and has always been customer focused. Long before it became a popular buzz word, quality was simply the Crouse way of doing business. That means a commitment by every one of Crouse's 965 employees to

"Today, second and third generations of Crouse families and workers serve customers nationwide" [break in paragraph in larger script type]

doing it right the first time - eliminating re-work, negligence, accidents and repairs which add up to the high cost of replacing a dissatisfied customer.

In 1994 management at Crouse undertook a strategic quality initiative to preserve and enhance its quality service traditions and prepare for future growth. Internal bench marking is currently underway to take a closer look at the processes used through each step of freight handling, tracking and delivery. The company is identifying the best practices now in place and looking for ways to continuously improve all levels of operations. Training will be a major focus for 1995 and will initially be centered on managers and employees who can best lead, motivate and train others on the job.

The Crouse strategic quality initiative is being led from the top and will eventually involve everyone in the organization. It's just one more way Crouse works to deliver value for customers, employees and shareholders.

FINANCIAL HIGHLIGHTS [white type on black/grey swirl strip]

ANUHCO, INC. and SUBSIDIARIES
(amounts in thousands, except per share data)

                                     1994      1993      1992
Operating Revenue..................  $95,772   $76,888   $71,266
Income from Operations.............    5,495     2,673     2,296
Income from Discontinued Operations   54,845     3,750     2,250
Net Income.........................   60,340     6,423     4,546

Per share data:
  Income from Operations...........     0.73      0.35      0.30
  Net Income.......................     8.00      0.85      0.60
Total Debt.........................     -0-      1,860     3,927
Shareholders' Equity...............   77,419    17,058    10,622

[heavy black line across the page to divide segments into thirds]

Graph #1 illustrates Graph #2 illustrates   Graph #3 illustrates
operating revenue    income from operations shareholder equity
as depicted above    as depicted above      as depicted above

[heavy black line across the page to divide segments into thirds]

COMMON STOCK

Anuhco's common stock is held by approximately 7,360 shareholders of record as of December 31, 1994. The stock is traded on the American Stock Exchange under the symbol ANU.

                               1994                 1993
                           High      Low        High      Low

First Quarter            $ 5 7/8   $ 4 3/4   $ 5       $ 2 1/2
Second Quarter             6 7/8     5 1/8     5 3/16    3 13/16
Third Quarter             10 1/8     6         4 11/16   4
Fourth Quarter            11 7/8     8 1/4     5 1/8     3 7/8

OFFICERS & BOARD [WHITE TYPE ON BLACK/GREY SWIRL BACKGROUND]

ANUHCO OFFICERS
John P. Bigger          Larry D. Crouse     Barbara J. Wackly
President and Chief     Vice President      Corporate Secretary
Executive Officer

OFFICERS OF CROUSE CARTAGE COMPANY
Larry D. Crouse        George Crouse    Gordon C. Headlee
Chairman and Chief     President        Vice President-Finance
Executive Officer                       Chief Financial Officer
                                        and Treasurer
Kenneth B. Crouse
Vice President and Secretary

OFFICERS OF AMERICAN FREIGHT SYSTEM
Timothy P. O'Neil      Vernon L. Arends     Barbara J. Wackly
President and Chief    Executive Vice       Corporate Secretary
Executive Officer      President

BOARD OF DIRECTORS
Joe J. Brown*
Director since 1991
Retired President and a Director of Brown Church Securities, Inc.

William D. Cox*
Director since 1991
President of Bel Aire Development, Inc.

Larry D. Crouse
Director since 1991
Vice President of the Company; Chairman and Chief Executive
Officer of Crouse Cartage Company

Donald M. Gamet*
Director since 1983
Former Executive Vice President, Finance, of Chicago Pacific
Corporation; Retired Senior Partner of Arthur Andersen & Co.

Roy R. Laborde+
Director since 1991; Chairman of the Board.  President of Amboy
Grain, Inc.

Eleanor B. Schwartz+
Director since 1983
Chancellor and Chief Executive Officer of the University of
Missouri - Kansas City

Walter P. Walker+
Director since 1983
Private consultant; Former President of Audichron Company

* Member, Audit Committee

+ Member, Compensation Committee

CORPORATE OFFICE
9393 West 110th Street
Suite 100
Overland Park, KS  66210
913-451-2800 - Office
913-451-8062 - FAX
Contact: Timothy P. O'Neil

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Kansas City, MO

SPECIAL COUNSEL
Kent E. Whittaker, Esquire
Hillix, Brewer, Hoffhaus, Whittaker & Wright, LLC
Kansas City, MO

COMMON STOCK LISTING
American Stock Exchange
(Symbol - ANU)

TRANSFER AGENT AND REGISTRAR
Chemical Mellon Shareholder Services
Recordkeeping Services
P.O. Box 590
Ridgefield Park, NJ  07660
800-526-0801

ANNUAL MEETING
May 23, 1995   9:00 a.m.
Doubletree Hotel
10100 College Boulevard
Overland Park, KS

[back cover same black/grey swirl pattern; in small letters at the bottom of the otherwise blank page appears one line of address information as follows]

Anuhco, Inc. . 9393 West 110th Street . Suite 100 . Overland Park, KS . 66210 . 913-451-2800 . FAX 913-451-8062

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